Exhibit 99

ALLETE and Affiliated Companies

Employee Stock Purchase Plan

(As Amended and Restated Effective May 9, 2012)

Table of Contents

Article		Page
1	Purposes of the Plan	1
2	Administration of Plan	1
3	Employees Eligible to Participate	2
4	Participation in Plan	2
5	Participation through Payroll Deduction	2
6	Participation through Optional Cash Payments and Payroll Deductions	3
7	Participation through “Optional Cash Payments Only” Feature of the Plan	3
8	Reinvestment of Dividends	4
9	Number and Price of Shares Purchased Under the Plan	4
10	Total Number of Shares Available for Issuance and Sale Pursuant to the Plan	4
11	Issuance of Certificates for Common Stock Purchased Under the Plan	5
12	Sale of Common Stock Purchased Under the Plan	5
13	Pledging of Common Stock Credited to Participant's Plan Account	5
14	Non-Transferability of Rights	5
15	Death or Retirement of Participant or Withdrawal from Plan	5
16	Rights Offering	6
17	Stock Dividends or Stock Splits	6
18	Voting Rights of Shares Credited to Participant's Account Under the Plan	6
19	Suspension, Modification, Amendment or Termination of Plan	6
20	Implementation, Interpretation or Regulation of Plan	6

ALLETE and Affiliated Companies
Employee Stock Purchase Plan
(As Amended and Restated Effective May 9, 2012)

ARTICLE 1. PURPOSES OF THE PLAN

Section 1.01    The purposes of the ALLETE and Affiliated Companies Employee Stock Purchase Plan (Plan) are to encourage employees of ALLETE (Company) and each of its subsidiaries (each, a Subsidiary Company), to become shareholders in the Company, to stimulate increased interest on the part of such employees in the affairs of the Company and Subsidiary Company, and to afford such employees an opportunity to share in the profits and growth of the Company and Subsidiary Company. The Plan enables Company and Subsidiary Company employees to purchase directly from the Company authorized but unissued shares of the Company's common stock (Common Stock) at a discount from the market price at the time that the purchases are made, with an opportunity to pay the purchase price through payroll deductions, optional cash payments, or by a combination thereof.

Section 1.02    The term “Subsidiary Company” shall mean, with respect to any present or future corporation, any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

Section 1.03    The Company intends the Plan to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (Code). The provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirements of Section 423 of the Code.

ARTICLE 2. ADMINISTRATION OF PLAN

Section 2.01    The Plan will be administered for the Company by a committee to be known as the Employee Benefit Plans Committee (Committee). The Committee shall consist of not less than three (3) members to be appointed by the Board of Directors of the Company. At least one (1) member of the Committee shall be an officer of the Company and shall be responsible for recording and maintaining the Committee's records.

Section 2.02    Each participant in the Plan shall have a separate account. Shares of the Company's Common Stock purchased for the account of each participant will be registered in the name of the Company as agent for the participant.

Section 2.03    Each participant in the Plan will receive a periodic statement of his or her account. At least one (1) such statement shall be provided to each participant prior to January 31 of the year following a calendar year in which a distribution was made showing the number of shares distributed during the calendar year, the date each distribution was made and the fair market value of the stock on the date distribution was made. In addition, each participant will receive copies of the same communications sent to all holders of Common Stock, including the Company's Annual Report to Shareholders, the Notice of Annual Meeting and Proxy Statement and Internal Revenue Service information for reporting dividends paid.

Section 2.04    The Company, Committee and any designated agent of either, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death.

Section 2.05    The Company will pay all administrative costs of the Plan and, except as indicated in Article 12, no brokerage fees or other charges will be payable by any participant.

ARTICLE 3. EMPLOYEES ELIGIBLE TO PARTICIPATE

Section 3.01    All employees of the Company and of a Subsidiary Company whose Board of Directors or Chief Executive Officer requests participation in the Plan and whose participation in the Plan is approved by the Committee or the Board of Directors of the Company shall be eligible to participate in the Plan except any of the following: (a) employees who have been employed less than six (6) months as of the time purchases of shares of the Company's Common Stock would be made for the participant's Plan account, (b) employees who are regularly scheduled to work less than 0.5 full-time equivalency or less than 20 hours per week, whichever is less, (c) employees whose customary employment is for not more than five (5) months in any calendar year, (d) employees who immediately after a purchase of shares hereunder would own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary Company within the meaning of the rules set forth in Sections 423(b)(3) or 425(d) of Code, and (e) directors who are not officers, provided that each Subsidiary Company that has elected to participate in the Plan subsequent to the November 14, 1989 adoption of the amendment to this Section shall continue to participate in the Plan without taking any further action.

Section 3.02    An employee whose customary employment is less than forty (40) hours per week must work one (1) year during which such employee is regularly scheduled to work at least 0.5 full-time equivalency or at least 20 hours per week, whichever is less to become eligible.

Section 3.03    An eligible employee may join the Plan at any time.

ARTICLE 4. PARTICIPATION IN PLAN

Section 4.01    An eligible employee may become a participant in the Plan by completing and signing a New Account Authorization Form provided by the Company and returning it to the employee's human resources department.

ARTICLE 5. PARTICIPATION THROUGH PAYROLL DEDUCTION

Section 5.01    An eligible employee may participate in the Plan by filing with the Company (or the Subsidiary Company), on a New Account Authorization Form furnished by the Company (or the Subsidiary Company), an authorization for the Company (or the Subsidiary Company) to make payroll deductions in an amount selected by the employee which is not less than five dollars ($5) per payroll period nor more than twenty-three thousand seven hundred fifty dollars ($23,750) per calendar year. In any event, the sum of all payroll deductions, all optional cash payments (see Article 6) and all dividends available for investment (see Article 8) for any participant may not exceed twenty-three thousand seven hundred fifty dollars ($23,750) per calendar year. Employees may increase or decrease, the amount of the employee's payroll deduction, within the above limit, or discontinue payroll deductions by notifying the Company (or the Subsidiary Company) on forms to be furnished by the Company (or the Subsidiary Company). Payroll deductions, or any changes in the amount to be deducted, will begin with the first full pay period following receipt and processing by the Company (or Subsidiary Company) of the completed New Account Authorization Form or Change in Payroll Deduction Form.

Section 5.02    Payroll deductions will be used by the Company or its designated agent, along with any optional cash payments (see Article 6) and any dividends available for investment (see Article 8), to purchase authorized but unissued shares of the Company's Common Stock on the first day of the month immediately following receipt of such funds (Investment Date).

Section 5.03    No interest will be paid by the Company on amounts held for investment through payroll deductions.

ARTICLE 6. PARTICIPATION THROUGH OPTIONAL CASH PAYMENTS AND PAYROLL DEDUCTIONS

Section 6.01    An eligible employee who elects to participate in the payroll deduction feature of the Plan may also make cash payments at any time upon or after becoming a participant in the Plan. Optional cash payments by a participant cannot be less than ten dollars ($10) per payment nor more than a total of twenty-three thousand seven hundred fifty dollars ($23,750) per calendar year. In any event, the sum of all payroll deductions (see Article 5), all optional cash payments and all dividends available for investment (see Section 8.01) for any participant may not exceed twenty-three thousand seven hundred fifty dollars ($23,750) per calendar year. Any optional cash payment in excess of the annual contribution limit stated above will be refunded to the participant without interest.

Section 6.02    A participant may make an optional cash payment by enclosing a check (made payable to the Company or its designated agent) with the New Account Authorization Form (see Article 4) when enrolling, or at any other time, by forwarding a check with a Cash Payment Form, which will be attached to statements of account sent to participants by the Company or its designated agent. The same amount of money need not be invested each month and there is no obligation to make an optional cash payment in any month. Cash Payment Forms should be sent to the address indicated on the form. A Cash Payment Form may be obtained at any time by sending a written request to the Company in care of ALLETE Shareholder Services, 30 West Superior Street, Duluth, Minnesota 55802.

Section 6.03    Optional cash payments received from a participant will be used by the Company or its designated agent, along with any payroll deductions (see Article 5) and any dividends available for investment (see Article 8), to purchase authorized but unissued shares of the Company's Common Stock on the Investment Date immediately following receipt of such funds.

Section 6.05    No interest will be paid by the Company on optional cash payments held for investment.

ARTICLE 7. PARTICIPATION THROUGH “OPTIONAL CASH
PAYMENTS ONLY” FEATURE OF THE PLAN

Section 7.01    An eligible employee may elect to participate in the Plan solely through optional cash payments. The employee should indicate this choice by indicating a payroll deduction amount of $0 on the New Account Authorization Form (see Article 4). The provisions of Article 6 shall apply to optional cash payments received by the Company pursuant to this Article 7.

Section 7.02    An eligible employee who elects to participate in the optional cash payment only feature may at any time elect to enroll also in the payroll deduction feature of the Plan. A Change in Payroll Deduction Form providing for payroll deductions must be executed and returned to the employee's human resources department.

Section 7.03    An eligible employee who elects to participate through payroll deductions may at any time elect to discontinue payroll deductions and participate solely in the optional cash payment feature. In such event, the employee must notify the Company by contacting the employee's human resources department and must complete and sign a form instructing the Company (or Subsidiary Company) to discontinue payroll deductions. Payroll deductions will be discontinued effective the first pay period after the Company (or Subsidiary Company) receives and processes instructions from the employee.

ARTICLE 8. REINVESTMENT OF DIVIDENDS

Section 8.01     All cash dividends paid on shares of the Company's Common Stock credited to participant's account under the Plan will be used to purchase additional authorized but unissued shares of the Company's Common Stock until the Company or its designated agent is notified of a participant's death or withdrawal from the Plan, until the Plan is terminated by the Company, or until the participant ceases to be an eligible employee of the Company or Subsidiary Company (see Article 3). In any event, the sum of all payroll deductions (see Article 5), all optional cash payments (see Article 6) and all dividends available for investment for any participant may not exceed twenty-three thousand seven hundred fifty dollars ($23,750) per calendar year. Any cash dividends in excess of the annual contribution limit stated above shall be paid by the Company in cash directly to the participant.

ARTICLE 9. NUMBER AND PRICE OF SHARES
PURCHASED UNDER THE PLAN

Section 9.01    The number of shares which may be purchased for each participant depends upon the amount of the participant's payroll deductions, if any, optional cash payments, if any, dividends available for investment, if any, the price of the shares of Common Stock and the number of shares available for sale pursuant to the Plan in the manner set forth in Article 10. Except as limited by the provisions of Article 10, each participant's account will be credited with that number of shares, including any fraction of a share computed to three (3) decimal places, equal to the total amount to be invested divided by the purchase price as provided in Section 9.02 below.

Section 9.02    The price of shares of Common Stock purchased pursuant to the Plan will be ninety-five percent (95%) of the closing price of the Company's Common Stock on the New York Stock Exchange on the appropriate Investment Date (or the next preceding day on which the New York Stock Exchange is open, if it is closed on the Investment Date). In the event no trading occurs in the Company's Common Stock on the Investment Date, the purchase price will be ninety-five percent (95%) of the average of the reported bid and asked prices on the New York Stock Exchange on that date.

Section 9.03.    On each Investment Date, each participating employee shall be deemed to have been granted by the Company and to have simultaneously exercised an option to purchase a number of shares of Common Stock in an amount equal to the sum of (i) payroll deductions received from the participant since the prior Investment Date, if any, (ii) optional cash payments received from the participant since the prior Investment Date, if any, and (iii) dividends available for reinvestment since the prior Investment Date divided by the purchase price as provided in Section 9.02 above.

ARTICLE 10. TOTAL NUMBER OF SHARES AVAILABLE FOR
ISSUANCE AND SALE PURSUANT TO THE PLAN

Section 10.01    The number of shares of the Company's authorized but unissued Common Stock reserved for issuance and sale pursuant to the Plan will be _____________________________ (__________). The Company shall promptly institute the requisite corporate and regulatory proceedings which may be necessary or appropriate to assure continued availability of such shares for issuance and sale pursuant to the Plan.

Section 10.02    In the event that payroll deductions, optional cash payments and dividends available for investment of all participants exceed, at any Investment Date, the aggregate purchase price of shares remaining available for issuance pursuant to the Plan, payroll deductions, optional cash payments and dividends available for investment of each participant will be applied pro rata to the purchase of shares available under the Plan. The portion of each deduction, optional cash payment or dividends available for investment of any participant not so applied will be returned promptly without interest to the participant.

ARTICLE 11. ISSUANCE OF CERTIFICATES FOR COMMON
STOCK PURCHASED UNDER THE PLAN

Section 11.01    No certificates for shares of Common Stock purchased under the Plan will automatically be issued to participants. The number of shares credited to a participant's account under the Plan will be shown on each statement of account mailed to the participant.

Section 11.02    A participant, without withdrawing from the Plan, may request stock certificates or may request to move to the direct registration system (DRS) any number of whole shares credited to the participant's account under the Plan. A request for issuance of certificates or to move to DRS should be mailed to the Company in care of ALLETE Shareholder Services, 30 West Superior Street, Duluth, Minnesota 55802. Any remaining whole shares and any fractional share will continue to be credited to the participant's account. Fractional shares will not be issued under any circumstances.

Section 11.03    Subject to applicable securities regulations, certificates for whole shares, when issued, or shares held in the DRS will be registered in the names in which accounts under the Plan are maintained.

ARTICLE 12. SALE OF COMMON STOCK PURCHASED
UNDER THE PLAN

Section 12.01    A participant, or the estate of a deceased participant, may instruct the Company or its designated agent to sell up to two hundred (200) shares of the Common Stock held in the participant's Plan account in any calendar year. The cash proceeds from any such sale will be distributed to the participant or his estate, as applicable. The Company may deduct commissions payable to the independent agent, taxes and any other expenses related to the sale from the cash proceeds.

Section 12.02    A participant (or the estate of a deceased participant) who wishes to sell shares of Common Stock credited to the participant's (or deceased participant's) account must so notify the Company in care of ALLETE Shareholder Services, 30 West Superior Street, Duluth, Minnesota 55802. The Company will generally sell the Plan shares within five (5) business days after receipt of a request and the selling price will be the average price of all shares sold on behalf of participants on the given sale date.

Section 12.03    The right to sell shares of Common Stock credited to a participant's Plan account may not be exercised more than once during any calendar year.

ARTICLE 13. PLEDGING OF COMMON STOCK CREDITED TO
PARTICIPANT'S PLAN ACCOUNT

Section 13.01    Shares credited to the account of a participant under the Plan may not be pledged.

ARTICLE 14. NON-TRANSFERABILITY OF RIGHTS

Section 14.01    The right to purchase shares of the Company's Common Stock pursuant to the Plan shall not be transferable in any manner.

ARTICLE 15. DEATH OR RETIREMENT OF PARTICIPANT OR
WITHDRAWAL FROM PLAN

Section 15.01    A participant may withdraw from the Plan at any time. A participant's death, retirement or withdrawal from the Plan will stop all investment on an Investment Date if notification of death, retirement or withdrawal is received at least five (5) business days prior to the Investment Date. Any payroll deduction, optional cash payment, or dividends available for investment, for which investment has been stopped by timely notification of death, retirement or withdrawal from the Plan, will be refunded by the Company to the participant without interest.

Section 15.02    The Company must be notified in writing of a participant's death, retirement or withdrawal from the Plan. Upon notification of a participant's death, retirement or withdrawal from the Plan or upon termination of the Plan by the Company or upon a participant ceasing to be an eligible employee of the Company or Subsidiary Company (see Article 3), whole shares credited to the participant's account under the Plan will be deposited into the DRS (unless the Company or its designated agent is instructed to sell a certain number of such shares as provided in Article 12, in which case any whole shares remaining in the participant's Plan account after such sale will be deposited into the DRS) and a cash payment will be made for any fraction of a share credited to the employee's account.

ARTICLE 16. RIGHTS OFFERING

Section 16.01    In the event of a rights offering, warrants representing rights on any whole shares credited to a participant's account under the Plan will be mailed directly to the participant in the same manner as to all other shareholders.

Section 16.02    Rights based on a fraction of a share held in a participant's Plan account will be sold by the Company and the proceeds will be credited to the participant's account under the Plan and applied as an optional cash payment to purchase authorized but unissued shares for the Company's Common Stock on the next Investment Date.

ARTICLE 17. STOCK DIVIDENDS OR STOCK SPLITS

Section 17.01    Any stock dividends or shares issued pursuant to a stock split distributed by the Company on shares credited to the account of a participant under the Plan will be added to the participant's account.

ARTICLE 18. VOTING RIGHTS OF SHARES CREDITED TO
PARTICIPANT'S ACCOUNT UNDER THE PLAN

Section 18.01    For each meeting of shareholders each participant will receive a proxy for voting whole and fractional shares credited to his or her account under the Plan.

Section 18.02    If instructions are not received on all or part of a properly signed and returned proxy form, with respect to any item thereon, all of the participant's shares credited to his or her account under the Plan will be voted in the same manner as for nonparticipating shareholders who return proxies and do not provide instructions, that is, in accordance with the recommendations of the Board of Directors of the Company. If the proxy form is not returned or if it is returned unsigned, none of the participant's shares will be voted unless the participant votes in person.

ARTICLE 19. SUSPENSION, MODIFICATION,
AMENDMENT OR TERMINATION OF PLAN

Section 19.01    The Board of Directors of the Company reserves the right to suspend, modify, amend, or terminate the Plan at any time except that the Board of Directors of the Company cannot decrease the purchase price of the shares offered pursuant to the Plan, or make more restrictive the eligibility requirements for employees wishing to participate in the Plan. All participants will receive notice of any suspension, modification, amendment or termination of the Plan.

ARTICLE 20. IMPLEMENTATION, INTERPRETATION,
OR REGULATION OF PLAN

Section 20.01    The Company is authorized to take such actions to carry out the Plan as may be consistent with the Plan's terms and conditions.

Section 20.02    The Company reserves the right to interpret and regulate the Plan as it deems desirable or necessary in connection with the Plan's operation.

IN WITNESS WHEREOF, ALLETE has caused this instrument to be executed by its duly authorized officers.

ALLETE, Inc.

		By:	/s/ Alan R. Hodnik
Alan R. Hodnik
		Its:	Chairman, President and CEO

ATTEST:

By:	/s/ Deborah A. Amberg
Deborah A. Amberg
Its:	Senior Vice President, General Counsel and Secretary